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MCN ENERGY GROUP INC.                                            EXHIBIT 12-2
COMPUTATION OF INTEREST COVERAGE RATIO
(Dollars In Thousands)



The following table sets forth the interest coverage ratio for MCN on a historical basis for the periods indicated. This ratio differs from the SEC prescribed "Ratio of Earnings to Fixed Charges" in its treatment of certain hybrid securities of MCN.


                                                           Twelve Months            Twelve Months             Twelve Months
                                                               Ended                    Ended                    Ended
                                                          March 31, 1998          December 31, 1997        December 31, 1996
                                                     ----------------------    -----------------------   ---------------------
EARNINGS AS ADJUSTED:
Pre-tax income (1)                                           $ 194,458                 $ 194,430               $ 148,944
Non-recourse interest                                            2,478                     1,609                       -
Interest capitalized                                           (19,601)                  (18,190)                (14,631)
Preferred dividend adjustment (2)                               34,701                    32,465                  17,989
Pension costs                                                  (34,954)                  (20,539)                (14,029)
Postretirement costs                                            11,717                    11,411                  13,586
Interest rate charges                                          109,523                   103,840                  89,136
                                                             ---------                 ---------               ---------
                                                             $ 298,322                 $ 305,026               $ 240,995
                                                             =========                 =========               =========

INTEREST RATE CHARGES:
Interest expensed                                            $  88,111                 $  86,453               $  77,781
Interest capitalized                                            19,601                    18,190                  14,631
Interest implicit in rentals                                     2,375                     2,181                   2,339
Non-recourse interest                                           (2,478)                   (1,609)                      -
Preferred dividends adjustment (3)                               1,914                    (1,375)                 (5,615)
                                                             ---------                 ---------               ---------
                                                             $ 109,523                 $ 103,840               $  89,136
                                                             =========                 =========               =========

Interest Coverage Ratio                                           2.72                      2.94                    2.70
                                                             =========                 =========               =========

(1)  Income from continuing operations before income taxes

(2) Preferred dividends expensed, adjusted to: exclude(a) dividends on the $100,000,000 of Single Point Remarketed Reset Capital Securities (SPRRCS) of MCN Financing VI, (b) dividends on the $100,000,000 of Private Institutional Trust Securities (PRINTS) of MCN Financing V and to include
     (c) interest on the $130,000,000 of 6.82% Series Medium-Term Notes, issued in conjunction with the $135,000,000 of 8% Preferred Redeemable Increased Dividend Equity Securities of MCN.

(3) Interest rate charges are being adjusted to exclude interest on $130,000,000 of 6.82% Series Medium-Term Notes and include dividends on the SPRRCS and PRINTS.